UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

April 25, 2017

Date of Report (Date of earliest event reported)

CAESARS GROWTH PROPERTIES HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-203106	37-1751234
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On April 25, 2017, Caesars Acquisition Company (“CAC”) and Caesars Entertainment Corporation (“CEC”) issued a joint press release announcing the pricing of senior secured credit facilities in an aggregate principal amount of approximately $1.45 billion for Caesars Growth Properties Holdings, LLC (“CGPH”), a wholly-owned subsidiary of Caesars Growth Partners, LLC, a joint venture between CAC and CEC, consisting of an approximately $1.3 billion term loan facility (the “Term Facility”) and a $150 million revolving credit facility.

The closing of the transactions is anticipated to occur during the week of April 24, 2017, subject to the negotiation and execution of definitive documentation and satisfaction of other customary closing conditions. In addition, approximately $175 million of the proceeds of the Term Facility will be held in escrow until the receipt of all required regulatory approvals, at which time the escrowed proceeds will be released to repay the property specific term loan encumbering The Cromwell, but no earlier than May 3, 2017. If such approvals are not obtained within ninety days, such portion of the proceeds of the Term Facility will be repaid and The Cromwell’s property specific loan will remain outstanding.

A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated into this report by reference.

Cautionary Statement Regarding Forward-Looking Statements

This filing includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts and by the use of words such as “will,” “anticipated,” and “proposed” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, the emergence from bankruptcy of Caesars Entertainment Operating Company, Inc. and the expected timing thereof, future actions that may be taken by CAC and others with respect thereto, the completion of the Merger (as defined below) and the timing of the release of the escrowed proceeds and closing of the add-on and pricing transactions. These forward-looking statements are based on current expectations and projections about future events.

You are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified, and, consequently, the actual performance of CGPH and its subsidiaries may differ materially from those expressed or implied by such forward-looking statements. Additional information concerning such risks and uncertainties is described from time to time in CGPH’s reports filed with the Securities and Exchange Commission (the “SEC”) and in the joint press release attached hereto as Exhibit 99.1.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. CGPH disclaims any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this report.

Important Additional Information

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between CAC and CEC, as subsequently amended on February 20, 2017 (as amended, the “Merger Agreement”), among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, on March 13, 2017, CAC and CEC filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of CAC and CEC. Stockholders are urged to read the registration statement and joint proxy statement/prospectus regarding the Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CAC and CEC, at the SEC’s website (www.sec.gov), from CAC Investor Relations (investor.caesarsacquisitioncompany.com) or from CEC Investor Relations (investor.caesars.com).

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAC, CEC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from CAC and CEC stockholders in favor of the business combination transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CAC and CEC stockholders in connection with the proposed business combination transaction is set forth in the definitive proxy statement filed with the SEC on April 12, 2017 and Amendment No. 1 to the Annual Report on Form 10-K for CAC’s fiscal year ended December 31, 2016, filed on March 31, 2017, respectively. You can obtain free copies of these documents from CAC and CEC in the manner set forth above.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibit is being filed herewith:

Exhibit No.	Description

99.1	Joint Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS GROWTH PROPERTIES HOLDINGS, LLC
Date: April 25, 2017
	By:	Caesars Growth Properties Parent, LLC
its managing member

	By:	Caesars Growth Partners, LLC
its managing member

	By:	Caesars Acquisition Company
its managing member

	By:	/s/ CRAIG J. ABRAHAMS
	Name:	Craig J. Abrahams
	Title:	Chief Financial Officer of Caesars Acquisition Company, its managing member

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release.